DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008145

February 5, 2004

Patricia J. Martin
Vice-President, Deputy General Counsel and Secretary
Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, IA 50208-0039

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/5/2004

Re: Maytag Corporation
Incoming letter dated January 9, 2004

Dear Ms. Martin:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposals submitted to Maytag by the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401. We also have received a letter from the proponent dated January 23, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

63541

MAYTAG

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-792-7000

January 9, 2004

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal (Annual Election of Directors) Submitted by Ray T. Chevedden and Veronica G. Chevedden Residual Family Trust 051401 for Inclusion in The Maytag Corporation 2004 Proxy Statement

Dear Sir or Madam:

On November 9, 2003, Maytag Corporation ("Maytag") received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 (the "Proponent"), with Mr. John Chevedden as its proxy, for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to Maytag's shareholders in connection with its 2004 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of Maytag's intention to exclude parts of the Proposal from the 2004 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Maytag excludes these parts of the Proposal from its proxy materials.

Further, in accordance with Commission Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Maytag the undersigned hereby files six copies of this letter and the Proposal with accompanying attachments. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal relates to "annual election of directors." The Proposal states in part:

ELECT EACH DIRECTOR ANNUALLY

......

See attached Exhibit A for entire proposal.

Maytag believes that it properly may exclude portions of the Proposal from the 2004 Proxy Statement and form of proxy. In particular, we believe that portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements of fact or assertions. [1] Parts of the Proposal should also be omitted from the proxy materials as contrary to Rule 14a-9 because they contain unsupported generalizations, missing cites, or mis-statements. The Proponent fails to provide authority, and in several instances even a source, for several statements in the Proposal. The reasons for our conclusions are more particularly described below (the statements will be addressed in the order they are made in the Proposal): [Note: Shareholder Proposal language is highlighted in **bold**]

1. <u>Year</u>	**<u>Rate of Support</u>**	
1999	**52%**	
2000	**51%**	Correction: 49.8%
2001	**56%**	
2002	**58%**	Correction: 55.21%
2003	**62%**	Correction: 58.72%

The information about voting totals is incorrect: See 10Q filings for each Second Quarter for voting results.

Consequently, Maytag intends to use the corrected figures.

2. "When something goes wrong at a company, Boards could face liability if they ignored a shareholder proposal that could have prevented the problem. Source: Seth Taube, Securities Litigation Department, McCarter & English"

The source of "Seth Taube, Securities Litigation Department, and McCarter & English" is inadequate to verify the statement.

Consequently, Maytag intends to omit the statement.

[1] As stated, Rule 14a-8(i)(3) permits the omission of a shareholder proposal, or portions thereof, if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact, or which omit [ ] to state any material fact necessary in order to make the statements therein not false or misleading." In particular, the Staff has recognized that a proposal or portions of the proposal may be excluded under Rule 14a-8(i)(3) if they contain false and misleading statements. See *Emerson Electric Co.* (Oct. 27, 2000); and *The Boeing Co.* (Chevedden) (Mar. 6, 2000).

3. "Ray T. Chevedden, 5965 S. Citrus Ave. Los Angeles, California 90043 submitted this proposal."

Since the shareholder purportedly presenting the proposal is the "Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401," this statement is factually incorrect. See Exhibit B (letter from Mr. Chevedden dated November 9, 2003). Mr. Chevedden is the representative of the shareholder SEC Rule 14(a)-(8) (l) (1) requires the name, address and number of securities of the proponent.

Consequently, Maytag intends to amend the above statement in the Proposal as follows:

"This proposal is submitted by the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401, 5965 S. Citrus Ave. Los Angeles, Calif, which is represented by John Chevedden. The Trust holds 207 shares."

4. "Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003."

There is no reference to a source that supports this factual statement. (There is a string of References after the end of the proposal, but no way to tell which reference matches which factual statement.)

Consequently, Maytag intends to omit the statement.

5. "Institutional investors in general own 54% of our company's stock."

Without support it is unclear as to how the Proponent derived this number. (Maytag neither tabulates nor reports the characteristics of its stockholders), or as to which date it speaks.

Consequently, Maytag intends to omit the statement.

6. "Notes:

The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

Shareholder proposals still get no respect, TSC, May 12, 2003
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002.

Please advise within 14 days if the company is unable to locate these or other references."

The statements are not proper proposal material. In addition, the "References" do not match a specific statement. ("TSE" is not a known source.)

Consequently Maytag intends to delete these statements.

Failure by the Proponent to provide citations or other documentation renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. In *Alaska Air Group* (available March 26, 2000), the Staff in each instance found that the assertions could be omitted, unless the proponent provided factual support.

For the foregoing reasons, we believe that portions of the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirms that it will not recommend any enforcement action if the Proposal or portions thereof are excluded (or modified as indicated above).

Maytag anticipates that the 2004 Proxy Statements will be finalized for printing on or about March 4, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at 641-787-8505.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Sincerely,

Patricia J. Martin
Vice-President, Deputy General Counsel and Secretary
Telephone: 641-787-8505
Facsimile: 641-787-8102

PJM:

Enclosures: Exhibit A: Annual election of directors' shareholder proposal
Exhibit B: Letter from Mr. Ray T. Chevedden dated November 9, 2003
Copy of this letter for return acknowledgement

Return self-addressed envelope

cc with enclosures: John Chevedden
Ray T. Chevedden, Trustee

Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps so that each director is elected annually. (Does not affect the unexpired terms of directors.)

We as shareholders voted in support of this topic.

1

Year	Rate of Support
1999	52%
2000	51%
2001	56%
2002	58%
2003	62%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. Additionally our Directors authorized their objections to go out in extra solicitations to shareholders beyond the usual proxy distribution.

Only 28% of Maytag shares outstanding supported our Directors' position on this topic in 2003. The Council of Institutional Investors wwwcii.org formally recommends that Directors act to adopt proposals which win a majority of votes cast. Our Directors have violated this Council policy 8 times which includes the topic of allowing a shareholder input on our company's poison pill.

Since 1999 our Directors have not provided any management position evidence that they consulted with a corporate governance authority who supported this proposal topic. I believe our directors have an obligation to give equal consideration to both sides of this key issue.

I can only question how our Directors analyzed this proposal topic. I believe our directors have done a disservice to their shareholders, employees and customers by committing themselves to the status quo in corporate governance on this key issue.

When something goes wrong at a company, Boards could face liability if they ignored a
2 shareholder proposal that could have prevented the problem.
Source: Seth Taube, Securities Litigation Department, McCarter & English

3 Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Strong Investor Concern

4 Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003. Annual election of each Director is a key policy of the Council of Institutional Investors. Institutional investors in general own 54% of our company's stock.

5

"Exhibit A" (typed verbatim of shareholder submission)

I believe that annual election of each Director is an avenue to express to each Director our concern about our current stock price – compared to its $73 price in 1999.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

I believe it is unfounded the concern expressed by some that the annual election of each director could leave companies without experience directors. In the unlikely event that shareholders vote to replace all directors, such a decision would express dissatisfaction with the incumbent Directors and would reflect the need for change.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annul election of each Director.

Elect Each Director Annually
Yes on 3

6

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

Shareholder proposals still get no respect, TSC, May 12, 2003
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002.

Please advise within 14 days if the company is unable to locate these or other references.

"Exhibit A" (typed verbatim of shareholder submission)

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Ralph Hake
Chairman
Maytag Corporation (MYG)
403 West Fourth Street North
Newton, IA 50208
PH: 641-792-7000
FX: 641-791-8376

Dear Mr. Hake,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden 11-09-03

Ray T. Chevedden
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401

cc: Patricia J. Martin
PH: 641-787-8505
FX: 641-787-8102
FX: 641-787-8433

"EXHIBIT B"

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps so that each director is elected annually. (Does not affect the unexpired terms of directors.)

We as shareholders voted in support of this topic.

Year	Rate of Support
1999	52%
2000	51%
2001	56%
2002	58%
2003	62%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. Additionally our Directors authorized their objections to go out in extra solicitations to shareholders beyond the usual proxy distribution.

Only 28% of Maytag shares outstanding supported our Directors' position on this topic in 2003. The Council of Institutional Investors www.cii.org formally recommends that Directors act to adopt proposals which win a majority of votes cast. Our Directors have violated this Council policy 8 times which includes the topic of allowing a shareholder input on our company's poison pill.

Since 1999 our Directors have not provided any management position evidence that they consulted with a corporate governance authority who supported this proposal topic. I believe our directors have an obligation to give equal consideration to both sides of this key issue.

I can only question how our Directors analyzed this proposal topic. I believe our directors have done a disservice to their shareholders, employees and customers by committing themselves to the status quo in corporate governance on this key issue.

When something goes wrong at a company, Boards could face liability if they ignored a shareholder proposal that could have prevented the problem.

Source: Seth Taube, Securities Litigation Department, McCarter & English

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003. Annual election of each Director is a key policy of the Council of Institutional Investors. Institutional investors in general own 54% of our company's stock.

I believe that annual election of each Director is an avenue to express to each Director our concern about our current stock price – compared to its $73 price in 1999.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

I believe it is unfounded the concern expressed by some that the annual election of each director could leave companies without experienced directors. In the unlikely event that shareholders vote to replace all directors, such a decision would express dissatisfaction with the incumbent Directors and would reflect the need for change.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annual election of each Director.

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

Shareholder proposals still get no respect, TSC, May 12, 2003
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company is unable to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2004 JAN 29 AM 10:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Response to No Action Request
Maytag Corporation (MYG)
Annual Election of Each Director
Ray T. Chevedden

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond approximately to the pages of the company letter.

2] The 51% vote for annual election of each director in 2000 is according to the attached independently published source, Investor Responsibility Research Center. The verification of 51% in turn makes the company claim regarding "8 times" on page 3 incorrect.

The company did not provide an exhibit of its 10-Q. There are no percentages to the 1/100th listed in the company 10-Q. The purported company percentage calculation of 58.72%, for the 2003 annual election of each director vote, is inconsistent with the company statistics in its 10-Q and the definition in the text of the proposal: "Based on yes and no votes cast."

The quote of Seth Taube is from, "Shareholders Proposals Still Get No Respect, The Street.com, May 12, 2003.

3] The verification of 51% above makes the company claim regarding "8 times" incorrect on this page.

"Thirty-eight (38) shareholder proposals …" is from the IRRC Corporate Governance Bulletin, June – Sept. 2003 which is noted after the conclusion of the proposal.

The attached "Key Statistics for MAYTAG CORP - Yahoo! Finance" is *independent* evidence of the 61% institutional investors holdings at Maytag. The URL is
http://finance.yahoo.com/q/ks?s=MYG.

4] The company is critical of "TSE" which is not contained in the proposal.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Ralph Hake

Proxy statement page: 9

Proposed auditors: Ernst & Young
Same auditors as last year: Yes, since 1925

Proposal No. 3: Shareholder proposal—Repeal classified board

Proxy statement page: 10
Vote requirement: Majority of votes cast (abstentions count against; broker non-votes not counted)
Proponent: John Chevedden
Background: See IRRC Background Report C: *Classified Boards*

Proposal

To request the elimination of the company's classified board so that all directors would be elected annually.

The company's classified board has the following profile:

- Advance notice requirement for the nomination of directors: yes
- Number of classes: three
- Number of years in each class term: three
- Seated directors have the discretion to fill vacancies: yes
- Supermajority vote of 66.7 percent to repeal the provision

Arguments for

Supporters of proposals to declassify boards of directors say staggered boards encourage entrenchment and diminish director accountability to shareholders, since directors do not stand for reelection each year. Proponents of these proposals say that annual elections enable shareholders to have their views reflected currently and on a broader basis.

Arguments against

Opponents say the staggered terms promote continuity and stability in company policies and strategies. The board of directors and management of the company are in the best position to determine the proper board structure.

Voting history from IRRC database*

Year	Votes for	Votes against
2000	50.9	49.1
1999	52.7	47.3
1998	38.4	61.6

* Votes are given as percentages of votes cast for and against.

Shareholder Proposals Still Get No Respect
By Troy Wolverton
Staff Reporter
05/12/2003 09:52 AM EDT

For the second time in two years, Sears (S-NYSE) shareholders voted last week in favor of a recommendation that the company elect all of its directors on a yearly basis. Just don't bet on it happening anytime soon.

As popular as they are with shareholders, corporate governance proposals often go nowhere. They face daunting bureaucratic hurdles, and there is little forcing boards to follow them.

"It is unfortunate, but not unusual, for companies to not take actions recommended by investors. It's a sensitive issue for investors," said Ann Yerger, deputy director of the Council of Institutional Investors. "It's a frustration and it's a core problem."

Investors' frustration has grown in recent years as the stock market has posted three straight years of declines. Meanwhile, outsized executive pay packages and corporate scandals at the likes of Enron, WorldCom, Tyco (TYC-NYSE) and most recently HealthSouth have left many shareholders questioning the management of public companies.

In response, shareholders have filed a record number of proposals this year, regarding items such as the expensing of stock options, executive pay, the election of directors and so-called poison pill provisions that prevent takeovers. And support for those proposals has been gradually increasing. About one-third of the 800 proposals in 2002 received majority votes, up from 24% of the proposals in 2001 and 21% of those in 1999, according to the Investor Responsibility Research Center.

But just because investor anger is rising doesn't necessarily mean that companies are listening or responding. Last year, about 90 companies saw investors vote in favor of one or more shareholder proposals, Yerger said. But only a handful of those companies acted to adopt those resolutions, she said.

That's not unusual. For six straight years, shareholders at Bristol-Myers Squibb (BMY-NYSE) voted to recommend that the company junk its classified board system, where shareholders vote on only a fraction of board members each year, in favor of a declassified system, where all board members are elected every year.

But the company, which has faced its own governance questions amid an Securities and Exchange Commission investigation, restated earnings and a plunging stock price, resisted the proposal until this year, when it finally put a binding proposal on its proxy ballot that would change its certificate of incorporation to allow annual board elections. Shareholders overwhelmingly voted for the change this week.

Like those at Bristol-Myers, Sears' management has also resisted popular shareholder proposals. A proposal on declassifying its board received support from 61% of shareholder votes cast on Thursday, after receiving 68% of shareholder votes last year.

Another proposal that had passed in earlier years, one recommending that the company submit any poison pill measures to a vote of shareholders, failed to pass last week.

Sears management opposed both measures. Sears' board has decided that declassifying the company's board is "not in the best interest of shareholders," said company spokeswoman Jan Drummond.

However, Drummond left open the possibility that the company might revisit the issue. "The board always takes the shareholder votes under advisement," she said.

Boards generally are not required to enact shareholder proposals because they typically come in the form of recommendations, not as binding resolutions. State laws typically reserve for directors the power to make certain decisions, such as negotiating mergers or putting antitakeover provisions in place.

Meanwhile, the terms of corporate directors and other matters are often governed by companies' bylaws or certificates of incorporation, which can't be changed by nonbinding resolutions.

In order to change how directors are elected at Sears, for instance, the board of directors would have to put forth a proposal to change the company's bylaws, Drummond said. To pass, the provision would need the support of 75% of all shares outstanding, she said.

But just because shareholder proposals often have little direct force doesn't mean that board members can afford to ignore them, said Seth Taube, who serves as chairman of the securities litigation department at law firm McCarter & English. When something goes wrong at a company, boards could face liability if they ignored a shareholder proposal that could have prevented the problem, Taube said.

For example, before the Sarbanes-Oxley act, shareholders could have voted in favor of a company having an independent audit committee. If the company's board ignored the suggestion, board members might face shareholder suits if the company subsequently had to restate earnings or was the subject of an accounting scandal.

"Even though they're not mandatory, shareholder proposals expose the board to litigation risk," Taube said. "The board will be challenged to demonstrate that their actions, which were inconsistent with the majority of their owners, are still justified and reasonable."

But litigation may be necessary on the front end to force companies to be more responsive to shareholder proposals, Yerger said. Regardless of how shareholders vote, corporate boards are often reluctant to give up control over items such as poison pills, executive compensation policies and their terms of service, she said.

"Some of these topics that are winning votes, from a corporate perspective, are considered holy grails," Yerger said. "The companies feel very strongly --they don't want to get rid of them."

Send letters to the editor to letters@thestreet.com.

Quotes & Info

Maytag Corp (MYG)

At 4:00PM ET: **28.76** ↓ 0.03 (0.10%) Reuters

Key Statistics

Get **Key Statistics** for: [ ] GO

Data provided by Multex, except where noted.

VALUATION MEASURES

Market Cap (intraday):	2.26B
Enterprise Value (12-Jan-04)3:	3.29B
Trailing P/E (ttm):	22.75
Forward P/E (fye 31-Dec-04)1:	12.30
PEG Ratio (5 yr expected)1:	1.33
Price/Sales (ttm):	0.49
Price/Book (mrq):	19.30
Enterprise Value/Revenue (ttm)3:	0.71
Enterprise Value/EBITDA (ttm)3:	8.95

FINANCIAL HIGHLIGHTS

Fiscal Year	
Fiscal Year Ends:	31-Dec
Most Recent Quarter (mrq):	30-Sep-03
Profitability	
Profit Margin (ttm):	2.14%
Operating Margin (ttm):	4.36%
Management Effectiveness	
Return on Assets (ttm):	3.19%
Return on Equity (ttm):	94.38%
Income Statement	
Revenue (ttm):	4.65B
Revenue Per Share (ttm):	59.13
Revenue Growth (lfy)3:	N/A
Gross Profit (ttm)2:	N/A
EBITDA (ttm):	366.92M
Net Income Avl to Common (ttm):	99.41M
Diluted EPS (ttm):	1.264
Earnings Growth (lfy)3:	N/A
Balance Sheet	
Total Cash (mrq):	3.14M

TRADING INFORMATION

Stock Price History	
Beta:	1.711
52-Week Change:	-4.16%
52-Week Change (relative to S&P500):	-20.76%
52-Week High (16-Jan-03):	30.70
52-Week Low (12-Mar-03):	17.90
50-Day Moving Average:	26.51
200-Day Moving Average:	24.80
Share Statistics	
Average Volume (3 month):	549,590
Average Volume (10 day):	488,000
Shares Outstanding:	78.55M
Float:	75.50M
% Held by Insiders:	3.88%
% Held by Institutions:	61.62%
Shares Short (as of 8-Dec-03):	2.11M
Daily Volume (as of 8-Dec-03):	N/A
Short Ratio (as of 8-Dec-03):	4.287
Short % of Float (as of 8-Dec-03):	2.79%
Shares Short (prior month):	1.95M
Dividends & Splits	
Annual Dividend:	0.72
Dividend Yield:	2.50%
Dividend Date:	15-Dec-03
Ex-Dividend Date:	26-Nov-03
Last Split Factor (new per old)2:	2:1
Last Split Date:	27-Oct-87

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Maytag Corporation
Incoming letter dated January 9, 2004

The proposal requests that each director be elected annually.

We are unable to conclude that Maytag has met its burden of establishing that certain portions of the supporting statement may be materially false or misleading under rule 14a-8(i)(3). Accordingly, we do not believe that Maytag may omit the proposal or any portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor